SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02047360

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE

For 25 July 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Bank of Ireland
Group

Group Secretary

Head Office
Lower Baggot Street
Dublin 2
Telephone: 01 6615933
Fax: 01 6615641

Company Announcements Office,
The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2

RECEIVED
SEC MAIL PROCESSING SECTION
JUL 26 2002
WASH. DC 151

25 July 2002

RE: Paragraph 16.4 Notification
AVS Number:214588

Dear Sir,

In compliance with paragraph 16.4 of the Listing Rules I confirm the following information in relation to Mr. John O'Donovan, who was appointed to the Court of Directors of the Bank on 11 July 2002.

In relation to Listing Rules paragraph 16.4 (a):

Other than his recent appointment to the Court of Bank of Ireland, John O'Donovan has not held at any time in the previous five years and does not currently hold, any directorships in any **publicly** quoted company.

In relation to Listing Rules paragraph 16.4 (b) [the details required by paragraph 6.F.2(b) to (g)]:

I refer to our previous announcement of John O'Donovan's appointment on 10 July 2002 and confirm that there are no further details under paragraph 6.F.2(b) to (g) to be disclosed.

Yours faithfully,

Terence H. Forsyth
Group Secretary

Bank of Ireland

INTERNAL MEMORANDUM

TO : T.H. Forsyth, Group Secretary, Bank of Ireland

FROM : J. O'Donovan, Group Chief Financial Officer

DATE : 25-Jul-2002

RE : **NEWLY APPOINTED DIRECTOR - STOCK EXCHANGE DISCLOSURE**

I understand that you are obliged to notify the Stock Exchange within 14 days of my co-option to the Court of the following information:-

1. Details of any other directorships of Publicly Quoted Companies (i.e. listed on a recognised Stock Exchange anywhere in the world) held in the last five years indicating which are still held;

2. Where relevant, the details required by paragraph 6.F.2 (b) to (g) of the Listing Rules.

In relation to Item 1, I confirm that I have already disclosed any relevant information under same on my Listing of Directorships.

In relation to Item 2 - I confirm that in relation to 6.F.2(b), (c), (d), (e), (f) and (g);

I [redacted]/do not *(~~delete as appropriate~~)* have any details to disclose

(if you indicate you have details to disclose, please list below)

Signed: ______________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

T.H. Forsyth
Group Secretary

Date: 25 July 2002

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